Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated February 4, 2016

 Relating to the Preliminary Prospectus dated January 28, 2016

Registration Statement No. 333-208904

On February 4, 2016, OTG EXP, Inc. (the “Company”) filed Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (Registration No. 333-208904) to update certain disclosures that had been provided in its Preliminary Prospectus dated January 28, 2015 contained in Amendment No. 2 to its Registration Statement. The following summarizes the disclosure in the prospectus included in Amendment No. 4 that either did not appear in or updates the disclosure in the Preliminary Prospectus. References below to “we,” “us,” “our” and the “Company” are used in the manner described in the Preliminary Prospectus. The below is marked to show changes to Amendment No. 2 and page numbers used herein refer to the Preliminary Prospectus contained in Amendment No. 4. The revised Preliminary Prospectus, as well as Amendment No. 4 to the Registration Statement of which it forms a part, can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1656987/000156761916001773/s001076x11_s1a.htm

I.	The Company has revised the disclosure under “Summary Historical Consolidated Financial and Other Data” on pages 17 and 18 to revise the pro forma per share information. The revised section is as follows:

	Fiscal Year Ended(1)		Thirty-Nine Weeks Ended
	2014	2013	September 27, 2015	September 28, 2014
			(unaudited)	(unaudited)
Pro forma net ~~income (~~loss~~)~~ attributable to the Company Class A common stock per share (unaudited):(3)
Basic	(0.016)	(0.2732)	(0.4953)	(0.0400)
Diluted	(0.016)	(0.2732)	(0. ~~49~~53)	(0.0400)

(3)	Pro forma basic net ~~income (~~loss~~)~~ per share is computed by dividing the net ~~income (~~loss~~)~~ available to the Company by the weighted average shares of Class A common stock outstanding. Pro forma diluted net ~~income (~~loss~~)~~ per share is computed by dividing the net ~~income (~~loss~~)~~ available to the Company by the weighted average shares of Class A common stock outstanding to give effect to potentially dilutive securities. For these periods, no effect has been given to potentially dilutive securities. Shares of our Class B common stock are not entitled to receive any distributions or dividends and are therefore not included in the computation of pro forma basic or diluted net ~~income (~~loss~~)~~ per share.

The pro forma basic and diluted net ~~income (~~loss~~)~~ per share is calculated assuming the repayment in full of outstanding indebtedness, using the net proceeds from this offering as described under “Use of Proceeds” and assuming the Company enters into the New Term Loan Facility as described under “Description of Indebtedness” as if ~~it~~ they had occurred on December 31, 2012, the beginning of fiscal 2013. The pro forma adjustment to eliminate the interest expense from net loss available to the LLC is equal to the actual interest expense recorded in the respective periods related to the indebtedness to be repaid using the net proceeds of this offering. The pro forma adjustment to record the interest expense on the New Term Loan Facility of $7.2 million for each of fiscal 2014 and 2013 and $5.4 million for each of the thirty-nine weeks ended September 27, 2015 and September 28, 2014, which is calculated based on an interest rate of LIBOR (0.62% at February 3, 2016) plus 3% per annum. A 1/8% increase or decrease in the interest rate applied to this term loan facility would result in an increase or decrease in interest expense of $0.3 million for each of fiscal 2014 and 2013 and $0.2 million for each of the thirty-nine weeks ended September 27, 2015 and September 28, 2014. The pro forma basic and diluted net loss per share would remain unchanged. Additionally, upon completion of this offering, we will be the sole managing member of the LLC and will own 45.228% of the economic interest of the LLC. Net ~~income (~~loss~~)~~ attributable to the Company will represent 45.228% of net ~~income (~~loss~~)~~ attributable to the LLC.

The weighted average shares of Class A common stock outstanding includes (1) shares of Class A common stock sold in this offering, (2) shares of Class A common stock held by the existing owners, and (3) the effect of the repayment in full of outstanding indebtedness as described above.

The computation of pro forma basic and diluted net ~~income (~~loss~~)~~ per share is set forth below:

	Fiscal Year Ended(1)		Thirty-Nine Weeks Ended
($ in thousands, except per share data)	2014	2013	September 27, 2015	September 28, 2014
Numerator:
Net ~~income (~~loss~~)~~ attributable to the LLC	$(46,659)	$(62,269)	$(116,382)	$(24,964)
Pro forma adjustment to eliminate the interest expense on outstanding indebtedness to be repaid with the net proceeds from this offering	44,787	28,556	41,141	30,134
Pro forma adjustment to record the interest expense on the New Term Loan Facility	(7,237)	(7,237)	(5,428)	(5,428)
Pro forma net ~~income (~~loss~~)~~ attributable to the LLC	(1,8729,109)	(~~33,713~~ 40,950)	(75,24180,669)	~~5,170~~ (258)
% economic interest of the LLC owned by the Company	45.228	45.228	45.228	45.228
Pro forma net ~~income (~~loss~~)~~ attributable to the Company	$ (~~847~~ 4,120)	$ (~~15,248~~ 18,521)	$ (~~34,030~~ 36, 485)	$ ~~2,338~~ (117)
Denominator:
Weighted average shares of Class A common stock sold in this offering	32,500,000	32,500,000	32,500,000	32,500,000
Weighted average shares of Class A common stock held by existing owners	12,728,278	12,728,278	12,728,278	12,728,278
Pro forma adjustment to reflect shares issued in this offering used to repay indebtedness	20,052,412	12,199,441	23,841,794	18,678,029
Pro forma basic and diluted weighted average shares of Class A common stock	65,280,690	57,427,719	69,070,072	63,906,307
Pro forma net income (loss) per share:
Basic	$(0.016)	$(0.2732)	$(0.4953)	$(0.0400)
Diluted	$(0.016)	$(0.2732)	$(0.4953)	$(0.0400)

II.	The Company has revised the risk factor entitled “Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price” on page 35. The revised risk factor is as follows:

Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 45,228,278 shares of Class A common stock outstanding (excluding shares of Class A common stock issuable upon the exchange of LLC Units pursuant to the exchange agreement). The shares of Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our Class A common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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After this offering, certain of our existing owners will have the right, subject to certain conditions, to require us to file registration statements registering additional shares of Class A common stock, and certain of our existing owners will have the right to require us to include shares of Class A common stock in registration statements that we may file for ourselves or our existing owners. In order to exercise these registration rights, the holder must be permitted to sell shares of its Class A common stock under applicable lock-up restrictions described below. Subject to compliance with applicable lock-up restrictions and restrictions under the Registration Rights Agreements (both of which may be waived), shares of Class A common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of Class A common stock are sold in the public market, such sales could reduce the trading price of our Class A common stock. These sales also could impede our ability to raise future capital. See “Shares Eligible for Future Sale—Registration Rights.” In addition, we will incur certain expenses in connection with the registration and sale of such shares.

We, each of our officers and directors and all of our existing owners have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock (including LLC Units) during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except, in our case, for the issuance of Class A common stock upon exercise of options under option plans. Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

In addition, at our request, the underwriters have reserved for sale, at the initial public offering price, up to 4,062,500 shares of Class A common stock offered in this prospectus for our directors, officers, employees, existing investors and certain other persons through a directed share program. Reserved shares purchased by participants in the directed share program will be subject to the 180-day restricted period described under “Underwriting—Directed Share Program.” Upon the expiration of such restricted period, shares sold in the directed share program will be freely tradable in the public market.

All of our shares of Class A common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws and subject to the transfer restrictions of certain stockholders set forth in stock transfer restriction agreements. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our Class A common stock after this offering.

III.	The Company has revised the disclosure under “Use of Proceeds” and “Organizational Structure—Offering Transactions” to further describe the intended use of the proceeds from the offering and related offering transactions. The relevant changes are as follows:

The Company has revised the disclosure on page 42 as follows:

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $506.0 million (or $584.3 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

We intend to use $415.6 million (or $454.8 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the net proceeds from this offering to purchase newly-issued LLC Units from the LLC ~~and $90.4~~, $75.3 million (or $~~129.5~~108.0 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase LLC Units from an affiliate of Mr. Blatstein and $15.0 million (or $21.5 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to effectively purchase LLC Units and warrants in the LLC from~~, and make certain~~ other existing owners, including through one-time payments to~~, certain of our~~ other existing owners that will receive shares of Class A common stock in exchange for LLC Units they would have otherwise received in connection with this offering, as described under “Organizational Structure.”

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The proceeds received by the LLC in connection with the sale of newly issued LLC Units will be used together with proceeds from our New Term Loan Facility (i) to repay approximately $100.0 million of indebtedness under our Existing Term Loan and approximately $146.4 million of indebtedness under our Existing Delayed Draw Term Loan each of which has a current interest rate of 8.75% per annum and matures on December 11, 2017, and to pay related prepayment penalties of approximately $2.5 million, (ii) to repay approximately $205.5 million aggregate principal amount of outstanding notes, which have a current interest rate of 17.0% and mature on June 11, 2018, and to pay related prepayment penalties of approximately $46.1 million, and, if any proceeds remain, (iii) for working capital and general corporate purposes, ~~includes~~ including fees and expenses related to our New Credit Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $30.7 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. Similarly, each increase or decrease of one million shares in the number of shares of Class A common stock offered by us would increase or decrease the net proceeds we receive from this offering by approximately $16.1 million, assuming the assumed initial public offering price remains the same.

The Company has revised the disclosure on pages 83 and 84 as follows:

Offering Transactions

Prior to the completion of this offering, LLC Units will be allocated among our existing owners based on their percentage ownership of the LLC. Immediately prior to this offering, there were 54,771,722 LLC Units issued and outstanding.

OTG EXP, Inc. intends to use a portion of the net proceeds from this offering to purchase newly-issued LLC Units from the LLC at a purchase price per unit equal to the initial offering price per share of Class A common stock in this offering with the proceeds from this offering. The LLC will bear or reimburse OTG EXP, Inc. for all of the expenses of this offering. OTG EXP, Inc. will also use a portion of the net proceeds of this offering to purchase LLC Units from a Principal Stockholder, an affiliate of Mr. Blatstein.

In addition, prior to the consummation of this offering, certain of our other existing owners and certain holders of warrants in the LLC will merge into OTG EXP, Inc.~~, and the beneficial owners of such~~. The mergers are being effected to provide these existing owners ~~and holders of warrants will receive~~ with Class A common stock ~~and cash~~ instead of an economically equivalent amount of LLC Units exchangeable for Class A common stock, and to provide for the effective sale of their LLC Units to OTG EXP, Inc. in exchange for ~~their equity interests in~~ a portion of the ~~merging entities~~ net proceeds of this offering. The remaining holders of warrants will exercise their warrants and receive their pro rata share of LLC Units., and OTG EXP, Inc. will purchase a portion of such LLC Units. See “Use of Proceeds.”

In connection with this offering, OTG EXP, Inc. will become the sole managing member of the LLC and, through the LLC, operate and control our business. Accordingly, although OTG EXP, Inc. will initially have a minority economic interest in the LLC, OTG EXP, Inc. will control the management of the LLC after the close of this offering.

As a result of these transactions:

•	the investors in this offering will collectively own 32,500,000 shares of our Class A common stock;

•	certain of our existing owners will hold 12,728,278 shares of Class A common stock;

•	OTG EXP, Inc. will hold 45,228,278 LLC Units;

•	the Principal Stockholders will hold 53,022,481 LLC Units and 53,022,481 shares of Class B common stock;

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•	certain of our existing owners will hold 1,749,241 LLC Units;

•	our Class A common stock will collectively represent approximately 7.9% of the voting power in OTG EXP, Inc.;

•	our Class B common stock will collectively represent approximately 92.1% of the voting power in OTG EXP, Inc.; and

•	all existing warrants to purchase LLC Units will be exercised.

Our post-offering organizational structure will allow our existing owners to retain their equity ownership in the LLC, an entity that is classified as a partnership for United States federal income tax purposes, in the form of LLC Units. Investors in this offering will, by contrast, hold their equity ownership in OTG EXP, Inc., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that certain of our existing owners generally will find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes. Our existing owners, like OTG EXP, Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of the LLC.

Certain of our existing owners will also hold shares of Class B common stock of OTG EXP, Inc. Although these shares have no economic rights, they will allow certain of our existing owners to exercise voting power over OTG EXP, Inc., the sole managing member of the LLC, at a level that is greater than their overall equity ownership of our business. Under the amended and restated certificate of incorporation of OTG EXP, Inc., each holder of Class B common stock will initially be entitled to ten votes for each share of Class B common stock held by such holder on all matters presented to stockholders of OTG EXP, Inc. When our existing owners exchange LLC Units for shares of Class A common stock of OTG EXP, Inc. pursuant to the exchange agreement described below, to the extent that they hold shares of Class B common stock, they will be required to deliver an equivalent number of shares of Class B common stock. Any shares of Class B common stock so delivered will be cancelled. Accordingly, the voting power afforded to such existing owners upon an exchange of LLC Units is correspondingly reduced. See “Description of Capital Stock—Class B Common Stock—Voting Rights.”

IV.	The Company has revised the disclosure under “Description of Indebtedness” on pages 107 and 108 to provide additional information regarding its New Credit Facility. The revised section is as follows:

DESCRIPTION OF INDEBTEDNESS

New Credit Facility

We expect the LLC to enter into a new senior secured credit facility (the “New Credit Facility”) with Bank of Montreal, as Administrative Agent and Collateral Agent, Morgan Stanley Senior Funding, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, Barclays Bank PLC, KeyBanc Capital Markets Inc., Fifth Third Bank and Regions Bank, as Joint Lead Arrangers and Bookrunning Managers and certain other lenders ~~(collectively, the “Lead Arrangers”)~~, consisting of a $200 million term loan facility (the “New Term Loan Facility”) and a $125 million revolving loan facility (the “New Revolving Facility”), the proceeds of which are expected to be available at substantially the same time as the proceeds from this offering. The New Revolving Facility may be increased to $200 million if ~~we achieve certain performance metrics.~~ the LLC achieves certain performance metrics. The New Revolving Facility includes borrowing capacity available for letters of credit up to $45 million and for “swingline” loan borrowings up to $10 million. Any issuance of letters of credit or making of a swingline loan will reduce the amount available under the New Revolving Facility. Each of the New Term Loan Facility and the New Revolving Facility will mature five years after the closing date of the New Credit Facility.

~~We expect that the~~ The New Credit Facility will provide ~~us~~ the LLC with the option to raise incremental credit facilities (including an incremental facility that will provide ~~us~~ the LLC with the option to increase the amount available under the New Credit Facility or additional term loan facilities or revolving facilities by an aggregate amount of up to $60 million, plus an additional $75 million that ~~we~~ the LLC may choose to reallocate from the New Revolving Facility in lieu of increasing the New Revolving Facility as discussed above, plus additional amounts subject to compliance with certain financial metrics) and extend the maturity date of the New Term Loan Facility and the New Revolving Facility, subject to certain limitations.

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The obligations under the New Credit Facility will be guaranteed by each of ~~our~~ the LLC’s wholly-owned domestic subsidiaries other than certain excluded subsidiaries, such as immaterial subsidiaries, non-profit subsidiaries, and any other Subsidiary with respect to which the burden or cost of providing a guarantee is excessive in view of the benefits obtained by the lenders therefrom.

Borrowings under the New Credit Facility are expected to initially bear interest, at the LLC’s option, at: (i) (a) the then applicable base rate (defined as the greatest of (I) the federal funds rate plus 0.50%, (II) Bank of Montreal’s “prime” lending rate, and (III) the London interbank offered rate (“LIBOR”) for an interest period of one-month plus 1.00% per annum), plus (b) a margin of 2.00%; or (ii) LIBOR, plus a margin of 3.00% per annum. The margins for borrowings at the applicable base rate and LIBOR are subject to step downs to 1.75% and 2.75%, respectively, if a certain leverage ratio is met.

The New Term Loan Facility will require the LLC to make certain mandatory prepayments, with (i) 100% of net cash proceeds of all non-ordinary course asset sales or other dispositions of property, subject to the ability to reinvest such proceeds and certain other exceptions, and (ii) 100% of the net cash proceeds of any debt incurrence, other than debt permitted under the term loan agreement (other than debt incurred to refinancing the New Term Loan Facility). The LLC will also be required to make scheduled amortization payments equal to 5.0% of the New Term Loan Facility in the second and third years after the closing date of the New Credit Facility and 10.0% of the New Term Loan Facility during the fourth and fifth years after the closing date of the New Credit Facility (subject to reductions by optional and mandatory prepayments of the loans). The LLC may prepay the New Credit Facility at any time without premium or penalty, subject to payment of customary breakage costs.

Certain covenants and events of default

The New Credit Facility contains financial covenants requiring the LLC to, as of the last day of any fiscal quarter, (i) comply with a ratio of (x) the aggregate principal amount of consolidated net indebtedness (net of no more than $30,000,000 beginning on the date of the first revolving credit borrowing (excluding Letters of Credit so long as they remain undrawn) of the LLC outstanding to (y) trailing four quarter consolidated EBITDA (as defined under the New Credit Facility) of less than or equal to 4.50 to 1.00 and (ii) comply with a ratio of (x) trailing four quarter consolidated EBITDA (as defined under the New Credit Facility) of the LLC to aggregate consolidated interest expense of the LLC of less than or equal to 2.00 to 1.00.

The New Credit Facility will contain a number of traditional negative covenants and events of default. Such covenants, among other things, limit or restrict, ~~subject to certain exceptions, our~~ the LLC’s ability to:

•	incur additional indebtedness and make guarantees;

•	incur liens on assets;

•	engage in mergers or consolidations or fundamental changes;

•	sell assets;

•	pay dividends and distributions or repurchase capital stock;

•	make investments, loans and advances, including acquisitions; ~~and~~

•	change the LLC’s lines of business (other than businesses reasonably related, complementary, corollary, synergistic, incidental or ancillary thereto or reasonable extensions thereof);

•	amend material agreements governing certain of the LLC’s junior indebtedness and organizational documents;

•	enter into certain agreements that would restrict the ability of the LLC and its subsidiaries to pay dividends and grant liens on their assets;

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•	repay certain junior indebtedness; and

•	• engage in certain transactions with affiliates.

The aforementioned restrictions are subject to certain exceptions including (i) the ability to incur unlimited additional indebtedness, liens (so long as assumed in connection with an acquisition or certain investments in joint ventures), investments, dividends and distributions, and prepayments of junior indebtedness subject, in each case, to compliance with certain financial metrics and certain other conditions, (ii) the ability to make investments in joint ventures (subject to certain limitations), (iii) the ability to pay the customary operating and overhead costs and expenses of direct and indirect parent companies and (iv) a number of other traditional exceptions that grant the LLC continued flexibility to operate and develop its business.

Under the New Credit Facility, for any taxable period in which the LLC and/or any of its subsidiaries is a member of a consolidated, combined or similar income tax group of which a direct or indirect parent of the LLC is the common parent the LLC will be able to pay tax distributions in an amount equal to the product of (1) the highest combined tax rate applicable to any direct or indirect holder of equity interests in the LLC and (2) the taxable income of the LLC and its subsidiaries (calculated without regard to any adjustments under Section 734 or 743 of the Code), as determined on a quarterly basis or such more frequent basis as any such taxes would be required to be paid for any taxable period, subject to certain limitations.

The New Credit Facility will also contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the New Credit Facility will be entitled to take various actions, including the acceleration of amounts due under the New Credit Facility and all actions permitted to be taken by a secured creditor.

Existing Credit Facility and Note Purchase Agreement

For a description of our Existing Credit Facility and outstanding notes issued pursuant to the note purchase agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

V. The Company has made the following other revisions:

The Company has revised the disclosure on page 13 under “Summary—The Offering” as follows:

Use of Proceeds:

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $506.0 million (or $584.3 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

We intend to use $415.6 million (or $454.8 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the net proceeds from this offering to purchase newly-issued LLC Units from the LLC ~~and $90.4 million (or $129.5~~, $75.3 million (or $108.0 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the net proceeds to purchase LLC Units from an affiliate of Mr. Blatstein and $15.0 million (or $21.5 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) ~~of the net proceeds to purchase LLC Units from an affiliate of Mr. Blatstein and~~ to purchase LLC Units from, and make one-time payments to, certain of our other existing owners, as described under “Organizational Structure.” The proceeds received by the LLC in connection with the sale of newly issued LLC Units will be used together with proceds from our New Term Loan Facility to repay approximately $451.9 million of existing indebtedness and, to the extent that there are any remaining proceeds for general corporate purposes. See “Use of Proceeds.”

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The Company has revised the disclosure on page 45 under “Capitalization” as follows:

A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus would increase or decrease, as applicable, cash, additional paid-in capital, total stockholders’ equity and total capitalization by $30.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us. An increase or decrease of 1 million shares in the number of shares sold in this offering by us would increase or decrease, as applicable, cash, additional paid-in capital, total stockholders’ equity and total capitalization by $~~32.1~~ 16.1 million, assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting assumed underwriting discounts and commissions and the estimated offering expenses payable by us.

The Company has revised the disclosure on page 95 under “Executive Compensation” as follows:

OTG Leadership Incentive Program—2014 and 2015

The OTG Leadership Incentive Program, which we refer to as the Incentive Program, is an annual incentive plan that provides a select group of our employees, including our named executive officers, with the opportunity to earn a cash bonus generally based 50% on satisfaction of pre-established EBITDA targets and 50% based on individual performance. The maximum bonus amount payable under the Incentive Program was, for 2014 and 2015, 40% and 50%, respectively, of such employee’s annual base salary. All amounts earned under the Incentive Program are paid in the year following the applicable performance year. Payments are made in installments over 20 pay periods following the release of our prior year financial performance, which occurs in the first quarter of the following year.

Each of Messrs. Redd and Ozalas was eligible to receive a maximum bonus under the Incentive Program equal to 40%, with respect to 2014, and ~~50%, respectively~~ 55%, with respect to 2015, of such executive officer’s annual base salary ~~for 2014 and 2015~~. Such bonus based solely on pre-established EBITDA targets, and is paid at maximum (e.g., 40%) if such target is met in full, and paid a proportionate amount less than maximum based on the percentage of target achieved. For the performance ~~periods~~ period ended on ~~each of~~ December 31, 2014 ~~and December 31, 2015, the company~~, we achieved the EBITDA target in full, and our named executive officers received their maximum bonus amount.; for the performance period ended December 31, 2015, the company expects to achieve substantially all of the EBITDA target, and our named executive officers will receive the applicable bonus amount.

The Company has revised the disclosure on page 100 under “Certain Relationships and Related Party Transactions” as follows:

Employment Arrangements

Justin Blatstein, a director nominee, currently serves as our Director of Aura. Mr. Blatstein received $~~650~~420,000, $700,000 and $750,000 from the LLC for fiscal 2013, fiscal 2014 and fiscal 2015, respectively, as compensation for his service.

Advisory Fees

Michael J. Del Giudice, a director nominee, is currently Chairman of Carnegie Hudson Resources Consulting LLC, which we expect, following this offering, to pay an aggregate of approximately $10.3 million for strategic advisory services to us.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the final prospectus related to the offering may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department or Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, New York 10010, Attention: Prospectus Department.

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